Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Fabio Battaglia, III, Esq.

FBattaglia@stradley.com

215.564.8077

July 31, 2012

VIA EDGAR

Mr. Edward P. Bartz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:           GPS Funds II
File Nos.: 333-170106 and 811-22486

Dear Mr. Bartz:

On behalf of GPS Funds II (the “Trust” or the “Registrant”), following are the responses to the comments conveyed by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with regard to Post-Effective Amendment Nos. 4/7 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on April 27, 2012, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 485(a)(1) under the Securities Act of 1933, as amended.  The Amendment was filed for the purpose of registering three new series of the Trust, to be known as the GuidePathSM Multi-Asset Income Asset Allocation Fund, the GuidePathSM Altegris® Multi-Strategy Alternative Allocation Fund and the GuidePathSM Fixed Income Allocation Fund (each, a “Fund” and collectively, the “Funds”).  Please note that the names of these three new series have changed since the last filing, in which they were called the GuidePathSM Multi-Asset Income Fund, the GuidePathSM Altegris® Multi-Strategy Alternative Fund and the GuidePathSM Fixed Income Fund, respectively.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  The Registrant notes that you conveyed the comments of the SEC Staff on June 18, 2012, in a telephone conversation with Fabio Battaglia and Nicole Simon of Stradley Ronon Stevens & Young, LLP, the Trust’s counsel.  Capitalized terms not otherwise defined in this

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July 31, 2012

letter have the meanings assigned to the terms in the Amendment.  References herein to the Funds’ prospectus should be taken to mean both the Institutional Shares’ prospectus and the Service Shares’ prospectus.  The Registrant notes that all prospectus comments were equally applicable to the Institutional Shares’ prospectus and the Service Shares’ prospectus and both versions have been revised accordingly.

PROSPECTUS

Comments Applicable to All Funds

1.	Comment: On the cover page of the prospectus, remove the reference to the Funds’ investment advisor, Genworth Financial Wealth Management, Inc.

Response: The cover page has been revised accordingly.

2.	Comment: GuidePathSM in the name of each Fund sounds similar to the phrase “glide path.” Please explain how the Funds’ names do not suggest that they are target-date funds.

Response:  The Registrant does not believe that the word “GuidePath” should be confused with the specialized term “glide path,” which refers to the steadily changing (i.e., gliding) asset allocation mix of certain types of retirement funds.  The investment objective and strategy of each Fund described in detail in the prospectus make it clear that none of the Funds are retirement funds and that none of the Funds use a “glide path” approach to asset allocation.

3.	Comment: Please condense the risk section in each Fund’s prospectus summary, leaving the longer risk disclosures in the full prospectus.

Response: The summary risk section for each Fund has been revised accordingly.

4.	Comment: On page 18 of the prospectus, please revise the sentence, “For purposes of a Fund’s 80% Policy, the Fund’s net assets include borrowings for investment purposes, if any.”

Response: The sentence has been revised to read, “For purposes of a Fund’s Names Rule Policy, the Fund’s assets include net assets plus borrowings for investment purposes, if any.”  The sentence now tracks the language of Rule 35d-1(d)(2).

5.
Comment: On pages 18, 20 and 22, the prospectus states with respect to each Fund, “The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees of the Fund without shareholder approval.”  Please disclose whether shareholders would be given notice of such a change.

Response: The sentence has been revised as follows, to clarify that shareholders would be notified of any such change: “The Fund’s investment objective is non-fundamental and may

U.S. Securities and Exchange Commission
July 31, 2012

be changed by the Board of Trustees of the Fund without shareholder approval (although the Fund would provide notice to shareholders regarding any change).”

6.	Comment: On page 23, under “Limitations on Investments in Underlying Funds,” please update the discussion regarding the Funds’ exemptive order to reflect that the order has been granted by the SEC.

Response: The disclosure has been revised accordingly.

7.
Comment: On page 34 of the prospectus, please revise the disclosure in the “Market Timing Policy” section to describe additional details relating to the policies, procedures, and restrictions in place.

Response: The disclosure has been revised accordingly.

GuidePathSM Altegris® Multi-Strategy Alternative Allocation Fund:

8.	Comment: Please disclose in the “Principal Investment Strategies” section of the Fund’s prospectus summary that the Fund may invest in debt securities rated below investment grade (“junk bonds”).

Response: The disclosure has been revised accordingly.

9.	Comment: If “Emerging Markets Risk” is a principal risk of the Fund, please include emerging market securities in the “Principal Investment Strategies” section of the Fund’s prospectus summary.

Response: The disclosure has been revised accordingly.

10.
Comment: Please confirm that only the Underlying Funds have wholly-owned and controlled Cayman Islands subsidiaries (“Subsidiaries”), disclose which Underlying Funds have them and confirm whether the Underlying Funds that have Subsidiaries are registered investment companies under the 1940 Act.

Response: The Registrant can confirm that only the Underlying Funds have Subsidiaries, and no Underlying Funds that are advised by GFWM have Subsidiaries.  Only the GuidePathSM Altegris® Multi-Strategy Alternative Allocation Fund currently intends to invest in three Underlying Funds which it knows have Subsidiaries: the Altegris® Futures Evolution Strategy Fund, the Altegris® Managed Futures Strategy Fund and the Altegris® Macro Strategy Fund.  Each of these Underlying Funds is a registered investment company under the 1940 Act.  The prospectus has been revised to reflect that these three Underlying Funds have Subsidiaries.

11.	Comment: Please disclose the percentage of the Fund’s assets that may be invested in Underlying Funds that have Subsidiaries.

Response:  The GuidePathSM Altegris® Multi-Strategy Alternative Allocation Fund’s prospectus disclosure has been revised to indicate that the Fund may invest substantially all of its assets in Underlying Funds that have Subsidiaries.

U.S. Securities and Exchange Commission
July 31, 2012

12.	Comment: On page 12, in the “Investment Advisor and Sub-Advisor” section of the Fund’s prospectus summary, please remove the following text and include disclosure to its effect in the full prospectus:

Altegris provides advice with respect to the Fund’s investment strategies and has responsibility for allocating the Fund’s assets among the Underlying Funds. Altegris and the portfolio managers set forth below are primarily responsible for the day-to-day portfolio management of the Fund.  GFWM is responsible for implementing the investment program of the Fund by, among other things, effecting transactions in shares of the Underlying Funds and performing related services, voting proxies and providing cash management services in accordance with the investment advice formulated by Altegris.

Response:  The disclosure has been removed from the prospectus summary and the information about the roles of GFWM and Altegris with respect to the GuidePathSM Altegris® Multi-Strategy Alternative Allocation Fund have been disclosed elsewhere in the full prospectus.

GuidePathSM Fixed Income Allocation Fund:

13.
Comment: Please revise the Fund’s names rule policy to clarify the Fund will look through its holdings to ensure the Fund itself has at least 80% exposure to fixed income.  To address this concern the Fund may, in lieu of the look through approach, introduce a “substantially all” requirement at the Fund level or the Underlying Fund level.

Response: The Fund’s names rule policy has been revised to read as follows: “Under normal circumstances, the Fund will invest substantially all of its assets in fixed income securities or investments that provide exposure to fixed income securities, including Underlying Funds.  An Underlying Fund will be considered to be ‘providing exposure to fixed income securities’ for purposes of this policy if the Underlying Fund has a policy of investing at least 80% of its assets in fixed income securities or investments that provide exposure to fixed income securities.”

14.
Comment: Please explain how the Fund will value derivatives for the purpose of its names rule policy.  Specifically, please confirm the Fund will not value the derivatives based on their notional amount but will instead use another method (e.g., market value).

Response:  For purposes of the Fund’s names rule policy, derivatives will be valued according to their market value.

U.S. Securities and Exchange Commission
July 31, 2012

STATEMENT OF ADDITIONAL INFORMATION

15.	Comment: Please confirm how a Fund will treat its Underlying Funds for purposes of its concentration policy.

Response: Each Fund has a fundamental investment restriction that provides that the Fund will concentrate to approximately the same extent that its Underlying Funds concentrate in the stock of any particular industry or industries.

*  *  *  *  *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

*  *  *  *  *

If you have any additional questions or require further information, please contact me at (215) 564-8077 or, in my absence, Nicole Simon at (215) 564-8001.

Best regards,

/s/ Fabio Battaglia, III
Fabio Battaglia, III

cc:           Carrie Hansen, President